July 15, 2024

Karl Brenza
Chief Executive Officer
ScanTech AI Systems Inc.
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036

       Re: ScanTech AI Systems Inc.
           Registration Statement on Form S-4
           Filed June 28, 2024
           File No. 333-280595
Dear Karl Brenza:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Registration Statement on Form S-4
Cover Page

1. We note your revisions to your beneficial ownership table on your cover page, and your revised narrative disclosure that "[t]he shares owned by Public Shareholders under the maximum redemption scenario include (i) 1,380,000 Ordinary Shares underlying the
       Public Rights and (ii) 1,500,000 Ordinary Shares purchased by RiverNorth under the
       FPA, both of which will be converted into Pubco Common Stock at Closing." Given that
       RiverNorth will purchase shares separately pursuant to the FPA, please revise your table to separately present the beneficial ownership of RiverNorth and the Public Shareholders.
2. We note your disclosure on page 77 that "Mars and ScanTech is actively considering applying for a transfer to The Nasdaq Capital Market or another exchange for the listing of the Pubco Common Stock upon Closing." Please revise your disclosure on the cover
 July 15, 2024
Page 2

       page and throughout your filing to clarify that Mars and ScanTech are actively considering applying for listing on another exchange, clarify whether PubCo has applied or will apply for listing on the Nasdaq Capital Market, and clarify whether Nasdaq listing is a condition to closing or if the combined company may be listed on another exchange.
Risk Factors
Seaport has agreed with both Mars and ScanTech . . ., page 98

3. We note your revised disclosure that "[t]he New Seaport Agreement will impose operating and financial restrictions on us. These restrictions will limit our ability to, among other things, incur additional indebtedness, create additional liens on our assets, make certain investments and dispose of assets, subject, in each case, to various exceptions and conditions to be described in the New Seaport Agreement." Please revise your disclosure to briefly describe the relevant restrictions, when finalized.
Comparable Company Analysis, page 149

4. We note your revised disclosure in response to comment 14, including that the specific financial information considered by Network 1 included companies "whose valuation metrics are generally different than smaller companies." Please describe what is meant by
       "generally different" than smaller companies, and why Network 1 included this selection criteria. Please also define "NM" as it is used in your table on page
149.
Unaudited Pro Forma Condensed Combined Financial Information, page 182

5. We have reviewed your revised disclosure in response to prior comment 17 as part of adjustment (G) and have the following comment. Please provide a separate adjustment for each separate agreement and also disclose the related number of shares and the corresponding dollar amounts.
6. We have reviewed your revised disclosure in response to prior comment 18 as part of adjustment (K) and have the following comment. Please:

             explain to us your accounting for the 1,250,000 shares issued to Polar;

             provide a pro forma adjustment to reflect the $12,337,500 expense as part of your pro forma statement of operations for the year ended December 31, 2023, or explain to us your position on it. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X; and

             provide a pro forma adjustment to reflect the funds received and corresponding liability. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
7. As it relates to adjustment (N), please tell us how you considered providing a pro forma adjustment related to the stock compensation under the Equity Incentive Plan.
8. We have reviewed your revised disclosure in response to prior comment 19 as part of adjustment (Q) and have the following comment. As previously requested, please include the calculations used to determine the gains and other income. In addition, clarify why you have provided a pro forma adjustment to recognize the gain, and also why you have not provided an adjustment to eliminate the change in fair value of warrant and derivative
 July 15, 2024
Page 3

       liabilities. In that regard, you state at page 182 that your pro forma combined statement of operations assumes that the Transactions have been completed at the beginning of the period.
9. As it relates to adjustment (R), please similarly provide us your calculation of the gain and clarify for us why you have recorded a gain related to the
reclassification of ScanTech   s
       redeemable Series A shares to permanent equity when the dividends have been excluded from Net (loss), as set forth on pages F-48 and F-72.
10. We have reviewed your response to comment 20 and have the following comment. We note the reference above the table on page 185 states "the following table shows the basic and diluted outstanding shares of Pubco after giving effect to the Business
       Combination;" however, it does not include the diluted shares as set forth on pages 195 and 196. Also, please clarify the reason why these diluted share figures do not agree with the diluted share figures in the table on page 15, or make any necessary changes.
Industry Opportunity, page 216

11. We note your response to comment 23 but we are not persuaded by your response. Given your disclosure that "[t]hese agreements are critical in the facilitation of sales efforts for our products outside of the United States," please provide a more detailed legal analysis as to why these agreements are not material to your business. In this regard, we also note your disclosure on page 152 that "distribution in key global markets both in aviation and in commercial infrastructure is a critical assumption to obtaining new customer contracts and orders."
Ancillary Markets, page 220

12. We note your revised disclosure that "ScanTech has initiated plans to penetrate ancillary markets and was recently awarded its first contract to install its top-line fixed gantry CT
       systems in two of Ontario Power Generating Company   s nuclear power
plants in Canada."
       Please file these contracts as exhibits to your registration statement or tell us why you believe you are not required to do so. In addition, please describe the material terms of these contracts in your filing.
Payments Triggerable by Business Combination, page 224

13. We note your revised disclosure in response to comment 26 that "On June 18, 2024, the
       Company entered into a settlement agreement regarding its obligations to Taylor Freres,"
       a financial advisor. Please revise your discussion of the background of the business combination to clarify Taylor Freres' role in finding a business combination target and negotiating the business combination, if any. In addition, please describe any negotiations between the parties to the business combination related to the settlement agreement and its material terms.
Beneficial Ownership of Securities, page 248

14. We note your revised disclosure in footnote 2 on page 250 that "[p]er the terms of the
       2023 Seaport Note, the Company granted the Seaport Group LLC Profit Sharing Plan, an affiliate of Seaport Global Asset Management, LLC, an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time
 July 15, 2024
Page 4

       of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. Amounts included herein assume Seaport exercises said option simultaneous to the consummation of the business combination."
       Please revise your table on page 15 and throughout your registration statement to account for this option exercise, or tell us why you do not believe this exercise should be reflected in your tables showing potential sources of dilution.
General

15. Please have Karl Brenza sign the registration statement in his capacity as the Chief
       Financial Officer and Director.
       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Fang Liu